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                       [Corixa Corporation Letterhead]



                               September 18, 1997


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attn:   David Lavan (Mail Stop 7-6)

        CORIXA CORPORATION
        REGISTRATION STATEMENT ON FORM 8-A
        FILE NO. 000-22891
        CIK:  0001042561

Dear Mr. Lavan:

        Due to the timing of the anticipated effectiveness of Corixa Corporation's (the "Company") Registration Statement on Form S-1 (File No. 333-32147) (the "Registration Statement"), we anticipate the Company's currently filed Registration Statement on Form 8-A (the "Form 8-A") to become effective prior to the Registration Statement's effectiveness. Therefore, we respectfully request that the Form 8-A be withdrawn. We will refile a new Form 8-A at a date closer to the anticipated effective date of the Registration Statement, with a request to accelerate the effectiveness of the new Form 8-A to the date the Registration Statement is to become effective.

        If you have any questions, please call the undersigned at (206)
667-5711.

                                            Sincerely,

                                            /s/ Kate McKereghan

                                            Kate McKereghan


Enclosures



cc:     Michelle Burris
        William W. Ericson
        Kara Diane Palmer
        John W. Robertson